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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 15433

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/05_____ AND ENDING_____12/31/05_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KMS FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

2001 SIXTH AVENUE, SUITE 2801

(No. and Street)

SEATTLE   WASHINGTON   98121

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
KEN PAULSEN   (206)441-2885

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HAGELIN & ASSOCIATES

(Name – if individual, state last, first, middle name)

2200 SIXTH AVENUE, SUITE 430   SEATTLE, WASHINGTON   98121

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___MARK HAMBY_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___KMS FINANCIAL SERVICES, INC._____ , as of ___DECEMBER 31_____ , 20__05__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

___NONE_____

_____

_____

Signature

PRESIDENT, CEO
Title

Julie D Scott
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~. cash flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditor's report on internal control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KMS FINANCIAL SERVICES, INC.

Audited Financial Statements

Financial and Operational Combined Uniform

Single Report – Parts III and IIA

Independent Auditor's Report on Internal Control

December 31, 2005

HAGELIN & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

C O N T E N T S

HAGELIN & ASSOCIATES
CERTIFED PUBLIC ACCOUNTANTS
2200 Sixth Avenue, Suite 430
Seattle, WA 98121-1845

(206) 441-7100
FAX (206) 441-5804

INDEPENDENT AUDITOR'S REPORT

Board of Directors
KMS Financial Services, Inc.

We have audited the accompanying statement of financial condition of KMS Financial Services, Inc. as of December 31, 2005, and the related statements of income, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KMS Financial Services, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with United States of America generally accepted accounting principles.

Hagelin & Associates

Seattle, Washington

February 14, 2006

KMS FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2005

ASSETS

Cash and cash equivalents	$5,255,527
Commissions receivable, net of allowance for doubtful accounts	2,184,591
Investments in common stocks and U.S. Treasury Notes, at market value	1,157,895
Prepaid expenses and other receivables	27,532
Advances to registered representatives	39,999
Deposits with clearing organizations	140,000
Office equipment and fine art at cost, net of accumulated depreciation of $681,133	154,474
Deferred Federal income tax asset	175,000
	$9,135,018

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable	$ 448,694
Commissions payable	1,674,491
Payable to customers	86,443
Profit sharing contribution payable	478,938
Accrued expenses	49,218
Federal and state income taxes currently payable	219,514
Supplemental retirement payable	684,970
	3,642,268

Commitments and contingent liabilities

Stockholders' equity:	
Common stock - no par value: Authorized - 50,000 shares, issued and outstanding - 13,112 shares	255,217
Retained earnings	5,237,533
	5,492,750
	$9,135,018

See notes to financial statements.

-5-

KMS FINANCIAL SERVICES, INC.
STATEMENT OF INCOME
For the year ended December 31, 2005

REVENUES	
Commissions	$43,045,582
Interest income	142,536
Other income	1,815,948
Total revenues	45,004,066
EXPENSES	
Commission expense	38,793,340
Salaries	2,178,062
Supplemental executive retirement	42,027
Payroll taxes	158,010
Employee benefits	130,200
Profit sharing plan expense	485,085
Rent	123,823
Promotion, entertainment and sales expense	32,924
Office expenses	105,874
Telephone	15,217
Research and sundry	574,343
Data processing	49,910
Repairs and maintenance	7,786
Professional fees	252,079
Business taxes	226,953
Registration fees and expenses	109,477
Insurance	60,762
Interest	54
Dues and subscriptions	11,555
Miscellaneous	39,735
Depreciation and amortization	106,226
Total expenses	43,503,442
INCOME BEFORE INCOME TAXES	1,500,624
PROVISION FOR INCOME TAXES	529,223
NET INCOME	$ 971,401

See notes to financial statements.

KMS FINANCIAL SERVICES, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
For the year ended December 31, 2005

| | Common Stock | | Retained |
	Shares	Dollars	Earnings
Balance - December 31, 2004	13,377	$260,374	$4,431,180
(Redemption) and cancellation of common shares	(265)	(5,157)	(165,048)
Net income for the year			971,401
Balance - December 31, 2005	13,112	$255,217	$5,237,533

See notes to financial statements.

KMS FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2005
Increase (Decrease) in Cash and Cash Equivalents

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 971,401
Adjustment to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	106,226
(Increase) decrease in:	
Commissions receivable	(357,346)
Investments	21,352
Prepaid expenses and other receivables	17,368
Advances to registered representatives	(27,229)
Deferred Federal income tax asset	(50,000)
Increase (decrease) in:	
Accounts payable	197,493
Commissions payable	167,907
Payable to customers	24,928
Accrued expenses	40,136
Federal and state income taxes payable	79,514
Supplemental retirement payable	(17,973)
NET CASH FLOWS FROM OPERATING ACTIVITIES	1,173,777
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of office equipment and fine art	(81,417)
NET CASH FLOWS (USED IN) INVESTING ACTIVITIES	(81,417)
CASH FLOWS FROM FINANCING ACTIVITIES	
Redemption and cancellation of shares	(170,205)
NET CASH FLOWS (USED IN) FINANCING ACTIVITIES	(170,205)
NET INCREASE IN CASH AND CASH EQUIVALENTS	922,155
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	4,333,372
CASH AND CASH EQUIVALENTS AT END OF YEAR	$5,255,527

See notes to financial statements.

-8-

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY - The Company is a NASD Registered Broker and Dealer, Securities and Exchange Commission registered investment advisor, and insurance general agent offering securities, investment advisory services and insurance products through independent contractor agents (registered representatives and investment advisory representatives) in the Western United States. Commission revenues are generated predominantly from the sale of mutual fund shares, general securities and variable annuities. Investment advisory revenues are generated primarily through offering investment advisory services based on a percentage of assets under advisory contracts.

INCOME RECOGNITION - Securities transactions and the commission revenue and expense are recorded in the accounts on a trade date basis. Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the agreement.

INCOME TAXES - Deferred Federal income taxes are provided when income, related to carrying investments at market value, and expenses, principally supplemental executive retirement program expenses accrued for financial statement purposes not deductible for tax purposes until paid, are recognized in different years for tax and financial statement purposes. Deferred tax expenses or benefits are recognized in the financial statements for the changes in the deferred tax liabilities or assets between years. No valuation allowances have been recorded to offset deferred tax assets recorded by the Company.

FIXED ASSETS AND DEPRECIATION - Office equipment and fine art are stated at cost. Office equipment is depreciated over its estimated economic life, ranging from three to seven years and is computed on the straight-line and accelerated methods. Fine art is depreciated on the straight-line method over its estimated economic lives of twenty to fifty years.

INVESTMENTS - Investments in common stocks, mutual funds and U.S. Treasury Notes are carried at fair market value based upon quoted market prices.

ESTIMATES AND ASSUMPTIONS - Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

FAIR VALUE OF FINANCIAL INSTRUMENTS - The carrying value of cash, receivables and accounts payable approximate fair value due to the short maturity of these instruments. None of the financial instruments are held for trading purposes.

2. CASH AND CASH EQUIVALENTS

The Company considers cash and cash equivalents to include cash and those short-term, highly liquid investments with original maturities of three months or less.

Cash and cash equivalents at December 31, 2005 consist of the following:

General funds	$ 100,763
Cash segregated in compliance with Federal and other regulations	118,095
Cash segregated in compliance with agreements with registered representatives (Note 5)	255,969
Investments in money market funds	4,780,700
	$5,255,527

Supplemental disclosures for the statement of cash flows include cash paid during the year for:

Interest	$ 54
Income taxes (Note 6)	$499,709

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2005, the Company had net capital of $4,385,000 and net capital required under the Rule was $250,000. The aggregate indebtedness to net capital ratio was 0.83 to 1.

The net capital rules may effectively restrict the payment of cash dividends.

KMS FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
(continued)

4. SUPPLEMENTAL EXECUTIVE RETIREMENT PROGRAM

The Company maintains a supplemental executive retirement program covering an employee that provided for monthly benefits of $5,000 commencing in 1998. The Company's policy is to not fund the liability. The unfunded accumulated benefit obligation is reflected in the accompanying financial statements as supplemental retirement payable.

5. COMMITMENTS

The Company leases office premises and equipment under noncancelable operating leases. The Company is obligated under an equipment lease for rental payments covering office supplies provided under the operating lease. The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2005:

Year ending December 31,	
2006	$ 150,444
2007	129,270
2008	127,992
2009	131,868
2010	139,776
Thereafter	562,980
Total minimum payments required	$1,242,330

The Company's rental expense, under operating leases, was $123,823 during 2005.

The Company has received payments from registered representatives, and maintains the funds to supplement professional liability insurance programs as necessary. The Company, and appointed registered representatives are responsible for administration of funds.

The Company is obligated to purchase, from certain stockholder's estates, the estate's common stock at a purchase price per share determined by formula. Additionally, the Company is obligated to purchase shares from certain terminated employees.

The Company maintains life insurance on certain stockholders. Proceeds from these life insurance policies are to be used to redeem common stock from the estate, with balances generally payable over five years at prime rates plus one percent.

6. **INCOME TAXES**

The Company's provision for income taxes consist of the following components:

Currently payable	$579,223
Deferred tax (benefit)	(50,000)
	$529,223

The Company's deferred Federal tax asset represents the tax effects of deductible temporary differences in reporting compensation and retirement benefits under terms of the supplemental executive retirement program covering an officer.

The Company's deferred Federal income tax payable represent the tax effects of taxable temporary differences in carrying investments in common stocks and U.S. Treasury Notes at fair market value for financial presentation purposes. The net deferred Federal income tax asset includes the asset, net of the payable.

The Company's provision for income taxes differs from applying the statutory U.S. Federal income tax rate to income before income taxes. The primary difference results from providing for state income taxes.

7. **EMPLOYEE PENSION AND PROFIT SHARING PLAN**

The Company's employees are participants in a pension and profit sharing plan revised effective January 1, 2002. The plan covers substantially all of the Company's employees.

The plan is a 401(k) plan where the employees may elect to make voluntary contributions pursuant to a salary reduction agreement. The Company is obligated for minimum contributions, and may elect to make additional discretionary contributions determined by the Board of Directors. Contributions cannot exceed twenty five percent of compensation. Contributions of $485,085 (including $64,025 of required minimum contributions) were authorized by the Board of Directors for 2005. The Company is obligated for contributions to the pension plan of three percent of eligible compensation, as defined, on an annual basis. The Company funds plan contributions as incurred.

8.   <u>CONTINGENT LIABILITIES</u>

The Company maintains its cash accounts in one commercial bank located in Seattle, Washington. The total cash balances are secured by the Federal Deposit Insurance Corporation up to $100,000. Additionally, investments in money market funds are not secured.

The Company is involved in various legal actions and claims arising in the normal course of business. After taking into consideration legal counsel's evaluation of such actions, management is of the opinion that their outcome will not result in any material adverse effect on the Company's financial position.

HAGELIN & ASSOCIATES
CERTIFED PUBLIC ACCOUNTANTS
2200 Sixth Avenue, Suite 430
Seattle, WA 98121-1845

(206) 441-7100
FAX (206) 441-5804

INDEPENDENT AUDITOR'S REPORT ON
SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

Board of Directors
KMS Financial Services, Inc.

We have audited the accompanying financial statements of KMS
Financial Services, Inc. as of and for the year ended December 31,
2005, and have issued our report thereon dated February 14, 2006.
Our audit was conducted for the purpose of forming an opinion on
the basic financial statements taken as a whole. The information
contained in pages 15 - 25 is presented for purposes of additional
analysis and is not a required part of the basic financial
statements, but is supplementary information required by Rule 17a-
5 of the Securities and Exchange Commission. Such information has
been subjected to the United States of America auditing procedures
applied in the audit of the basic financial statements and, in our
opinion, is fairly stated in all material respects in relation to
the basic financial statements taken as a whole.

Hagelin & Associates

Seattle, Washington

February 14, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form
X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) [ ] [16]   2) Rule 17a-5(b) [ ] [17]   3) Rule 17a-11 [ ] [18]
4) Special request by designated examining authority [ ] [19]   5) Other [X] [26] Rule 17a-5(d)

NAME OF BROKER-DEALER

KMS FINANCIAL SERVICES, INC. [13]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

2001 SIXTH AVENUE, SUITE 2801 [20]

(No. and Street)

SEATTLE [21] WASHINGTON [22] 98121 [23]

(City)   (State)   (Zip Code)

SEC FILE NO.

8-15433 [14]

FIRM I.D. NO.

01-03866 [15]

FOR PERIOD BEGINNING (MM/DD/YY)

01/01/05 [24]

AND ENDING (MM/DD/YY)

12/31/05 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KEN PAULSEN [30]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

_____ [32]
_____ [34]
_____ [36]
_____ [38]

(Area Code) — Telephone No.

(206)441-2885 [31]

OFFICIAL USE

_____ [33]
_____ [35]
_____ [37]
_____ [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS?   YES [ ] [40] NO [XX] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT   [XX] [42]

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the   24TH   day of   FEBRUARY   2006

Manual signatures of:

1) _____
   Principal Executive Officer or Managing Partner

2) _____
   Principal Financial Officer or Partner

3) _____
   Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1696 (02-03)

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

HAGELIN & ASSOCIATES | 70

ADDRESS

2200 SIXTH AVENUE, #430 | 71 | SEATTLE | 72 | WASHINGTON | 73 | 98121 | 74 |

| Number and Street | City | State | Zip Code |

CHECK ONE

[X] Certified Public Accountant | 75 | **FOR SEC USE**

[ ] Public Accountant | 76 |

[ ] Accountant not resident in United States | 77 |
    or any of its possessions

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
50	51	52	53			

SEC 1696 (02-03)

-16-

| BROKER OR DEALER | KMS FINANCIAL SERVICES, INC. | N3 | | 100 |

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND
CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/05 | 99
SEC FILE NO. 8-15433 | 98

Consolidated | 198
Unconsolidated X | 199

		Allowable		Non-Allowable		Total	
1.	Cash	$ 218,858	200			$ 218,858	750
2.	Receivables from brokers or dealers:						
	A. Clearance account		295				
	B. Other	1,672,857	300	$ 511,734	550	2,184,591	810
3.	Receivable from non-customers		355		600		830
4.	Securities and spot commodities owned at market value:						
	A. Exempted securities		418				
	B. Debt securities	5,639,708	419				
	C. Options		420				
	D. Other securities	554,856	424				
	E. Spot commodities		430			6,194,564	850
5.	Securities and/or other investments not readily marketable:						
	A. At cost $		130				
	B. At estimated fair value		440		610		860
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
	A. Exempted securities $		150				
	B. Other securities $		160				
7.	Secured demand notes:		470		640		890
	Market value of collateral:						
	A. Exempted securities $		170				
	B. Other securities $		180				
8.	Memberships in exchanges:						
	A. Owned, at market $		190				
	B. Owned, at cost				650		
	C. Contributed for use of the company, at market value				660		900
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	154,474	680	154,474	920
11.	Other assets	140,000	535	242,531	735	382,531	930
12.	TOTAL ASSETS	$ 8,226,279	540	$ 908,739	740	$ 9,135,018	940

OMIT PENNIES

SEC 1696 (02-03)

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	KMS FINANCIAL SERVICES, INC.	as of 12/31/05

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255] $	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	1,674,491 [1115]	[1305]	1,674,491 [1540]
15. Payable to non-customers	86,443 [1155]	[1355]	86,443 [1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	1,881,334 [1205]	[1385]	1,881,334 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211]	[1390]	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders $ [970]			
2. includes equity subordination (15c3-1(d)) of ... $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of ... $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 3,642,268 [1230]	$ [1450]	$ 3,642,268 [1760]

Ownership Equity

		Total
21. Sole Proprietorship		$ [1770]
22. Partnership (limited partners)	($ [1020])	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		255,217 [1792]
C. Additional paid-in capital		[1793]
D. Retained earnings		5,237,533 [1794]
E. Total		5,492,750 [1795]
F. Less capital stock in treasury		( )[1796]
24. TOTAL OWNERSHIP EQUITY		$ 5,492,750 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 9,135,018 [1810]

OMIT PENNIES

SEC 1696 (02-03)

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	KMS FINANCIAL SERVICES, INC.	as of __12/31/05__

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition	$ 5,492,750	3480
2.	Deduct ownership equity not allowable for Net Capital	19 ( )	3490
3.	Total ownership equity qualified for Net Capital	5,492,750	3500
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		3520
	B. Other (deductions) or allowable credits (List)		3525
5.	Total capital and allowable subordinated liabilities	$ 5,492,750	3530
6.	Deductions and/or charges:		
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C) ...17 $ 908,739 [3540]		
	B. Secured demand note delinquency [3590]		
	C. Commodity futures contracts and spot commodities – proprietary capital charges [3600]		
	D. Other deductions and/or charges [3610]	(908,739)	3620
7.	Other additions and/or allowable credits (List)		3630
8.	Net capital before haircuts on securities positions	20 $ 4,584,011	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
	A. Contractual securities commitments .... $ [3660]		
	B. Subordinated securities borrowings [3670]		
	C. Trading and investment securities:		
	1. Exempted securities ...18 [3735]		
	2. Debt securities 115,415 [3733]		
	3. Options [3730]		
	4. Other securities 83,228 [3734]		
	D. Undue Concentration [3650]		
	E. Other (List) [3736]	(198,643)	3740
10.	Net Capital	$ 4,385,368	3750

OMIT PENNIES

SEC 1696 (02-03)

-19-

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	KMS FINANCIAL SERVICES, INC.	as of 12/31/05

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	242,818	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	250,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	250,000	3760
14. Excess net capital (line 10 less 13)	$	4,135,368	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) 22	$	4,021,141	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition	$	3,642,268	3790
17. Add:			
A. Drafts for immediate credit 21 $ _____ 3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited $ _____ 3810			
C. Other unrecorded amounts (List) $ _____ 3820	$		3830
18. Total aggregate indebtedness	$	3,642,268	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)	%	.83 TO 1	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	%	N/A	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	N/A	3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23	$		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of:			
A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

SEC 1696 (02-03)

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	KMS FINANCIAL SERVICES, INC.

For the period (MMDDYY) from 010105 [3932] to 123105 [3933]

Number of months included in this statement   12   [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:
   a. Commissions on transactions in exchange listed equity securities executed on an exchange .... $ 1,923,988 [3935]
   b. Commissions on listed option transactions .... [3938]
   c. All other securities commissions .... 9,810,803 [3939]
   d. Total securities commissions .... [3940]
2. Gains or losses on firm securities trading accounts
   a. From market making in options on a national securities exchange .... [3945]
   b. From all other trading .... [3949]
   c. Total gain (loss) .... [3950]
3. Gains or losses on firm securities investment accounts .... (17,456) [3952]
4. Profit (loss) from underwriting and selling groups .... [3955]
5. Revenue from sale of investment company shares .... 19,973,830 [3970]
6. Commodities revenue .... [3990]
7. Fees for account supervision, investment advisory and administrative services .... 10,948,245 [3975]
8. Other revenue .... 2,364,656 [3995]
9. Total revenue .... $45,004,066 [4030]

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers .... 1,709,373 [4120]
11. Other employee compensation and benefits .... 1,370,579 [4115]
12. Commissions paid to other broker-dealers .... [4140]
13. Interest expense .... 54 [4075]
    a. Includes interest on accounts subject to subordination agreements .... [4070]
14. Regulatory fees and expenses .... 109,327 [4195]
15. Other expenses .... 40,337,332 [4100]
16. Total expenses .... $43,526,665 [4200]

NET INCOME

17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16) .... $ 1,477,401 [4210]
18. Provision for Federal income taxes (for parent only) .... 506,000 [4220]
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above .... [4222]
    a. After Federal income taxes of .... [4338]
20. Extraordinary gains (losses) .... [4224]
    a. After Federal income taxes of .... [4239]
21. Cumulative effect of changes in accounting principles .... [4225]
22. Net income (loss) after Federal income taxes and extraordinary items .... $ 971,401 [4230]

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items .... $ N/A [4211]

SEC 1696 (02-03)

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	KMS FINANCIAL SERVICES, INC.

For the period (MMDDYY) from 010105 to 123105

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period .... $ 4,691,554 [4240]
   A. Net income (loss) .... 971,401 [4250]
   B. Additions (Includes non-conforming capital of ....₂₉ $ [4262]) [4260]
   C. Deductions (Includes non-conforming capital of ....$ NONE [4272]) (170,205) [4270]

2. Balance, end of period (From item 1800) .... $ 5,492,750 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period ....₃₀ $ N/A [4300]
   A. Increases .... [4310]
   B. Decreases .... [4320]

4. Balance, end of period (From item 3520) .... $ N/A [4330]

OMIT PENNIES

SEC 1696 (02-03)

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	KMS FINANCIAL SERVICES, INC.	as of	12/31/05

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... [4550]

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... [4560]

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name of clearing firm $\blacktriangledown_{30}$ PERSHING, LLC   [4335]   X [4570]

D. (k)(3) — Exempted by order of the Commission (include copy of letter) .... [4580]
CLEARING FIRM SEC #: 8-17574

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months
and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code)		Name of Lender or Contributor	Insider or Outsider? (In or Out)		Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)		(MMDDYY) Withdrawal or Maturity Date		Expect to Renew (Yes or No)	
$\blacktriangledown_{31}$ 1	[4600]	WESTBERG	IN	[4602]	161,594	[4603]	021006	[4604]	NO	[4605]
$\blacktriangledown_{32}$	[4610]			[4611]	[4612]	[4613]		[4614]		[4615]
$\blacktriangledown_{33}$	[4620]			[4621]	[4622]	[4623]		[4624]		[4625]
$\blacktriangledown_{34}$	[4630]			[4631]	[4632]	[4633]		[4634]		[4635]
$\blacktriangledown_{35}$	[4640]			[4641]	[4642]	[4643]		[4644]		[4645]

Total $ $\blacktriangledown_{36}$ 161,594   [4699]

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:

	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

SEC 1696 (02-03)

NET CAPITAL
  Total stockholder's equity qualified
    for net capital $5,492,750
  Deductions and/or charges:
    A. Non-allowable assets

Property, furniture, equipment and leasehold improvements (net of accumulated depreciation)	$154,474	
Receivable from brokers or dealers, other	511,734	
Other receivables and prepaid expenses	202,532	
Advances to registered representatives	39,999	
		908,739
Net capital before haircuts on securities positions		4,584,011

Haircuts on securities (computed, where
  applicable, pursuant to Rule 15c3-1(f)):
  C. Trading and investment securities

2. Debt securities	115,415
4. Other securities	83,228
Net capital	$4,385,368

AGGREGATE INDEBTEDNESS
  Items included in statement of financial condition

Payable to brokers or dealers	$ 86,443
Accounts payable	448,694
Accrued expenses and other liabilities	747,670
Commissions payable	1,674,491
Deferred retirement payable	684,970
Total aggregate indebtedness	$3,642,268

COMPUTATION OF BASIS NET CAPITAL REQUIREMENT

Minimum net capital required	$242,818
Minimum dollar net capital required of reporting broker or dealer	$250,000
Excess net capital	$4,135,368
Excess net capital at 1000%	$4,021,141
Ratio: Aggregate indebtedness to net capital	0.83 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part IIA of Form X-17A-5 as
of December 31, 2005)

Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$4,516,155
Audit adjustments increasing (decreasing) assets	
Commissions receivable	370,000
Unsecured debits	(1,634)
Audit adjustments (increasing) nonallowable assets	(36,785)
Audit adjustments decreasing (increasing) A.I. Liabilities	
Trade accounts payable	(5,498)
Commissions payable	(334,850)
Federal income taxes currently payable	(114,521)
Accrued expenses and other liabilities	(113)
Audit adjustments (increasing) Haircuts on securities	(7,386)
Net capital as computed per this schedule	$4,385,368

HAGELIN & ASSOCIATES
CERTIFED PUBLIC ACCOUNTANTS
2200 Sixth Avenue, Suite 430
Seattle, WA 98121-1845

(206) 441-7100
FAX (206) 441-5804

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
KMS Financial Services, Inc.

We have audited the financial statements of KMS Financial Services, Inc. as of and for the year ended December 31, 2005, and have issued our report thereon dated February 14, 2006. In planning and performing our audit of the financial statements and supplemental schedules of KMS Financial Services, Inc. for the year ended December 31, 2005, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by KMS Financial Services, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:
  1. Making the quarterly securities examinations, counts, verifications and comparisons.
  2. Recordation of differences required by Rule 17a-13.
  3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL
CONTROL REQUIRED BY RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

(Continued)

_____

The management of the Company is responsible for establishing and
maintaining internal control and the practices and procedures
referred to in the preceding paragraph. In fulfilling this
responsibility, estimates and judgments by management are required
to assess the expected benefits and related costs of controls and
of the practices and procedures referred to in the preceding
paragraph and to assess whether those practices and procedures can
be expected to achieve the Commission's above-mentioned
objectives. Two of the objectives of internal control and the
practices and procedures are to provide management with
reasonable, but not absolute assurance that assets for which the
Company has responsibility are safeguarded against loss from
unauthorized use or disposition and that transactions are executed
in accordance with management's authorization and recorded
properly to permit preparation of financial statements in
conformity with generally accepted accounting principles. Rule
17a-5(g) lists additional objectives of the practices and
procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the
practices and procedures referred to above, error or fraud may
occur and not be detected. Also, projection of any evaluation of
them to future periods is subject to the risk that they may become
inadequate because of changes in conditions or that the
effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily
disclose all matters in internal control that might be material
weaknesses under standards established by the American Institute
of Certified Public Accountants. A material weakness is a
condition in which the design or operation of the specific
internal control components does not reduce to a relatively low
level the risk that error or fraud in amounts that would be
material in relation to the financial statements being audited may
occur and not be detected within a timely period by employees in
the normal course of performing their assigned functions.
However, we noted no matters involving internal control that we
consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Seattle, Washington

February 14, 2006